Exhibit to Item 77E



1.The Official Committee of Unsecured Creditors of Tribune Company (the "Committee") initiated litigation against Tweedy, Browne Value Fund (the "Value Fund") and thousands of other former public shareholders of Tribune Company, seeking to avoid and recover payments made to Tribune Company shareholders in connection with the 2007 leveraged buyout of Tribune Company. Value Fund tendered its shares in a tender offer from Tribune Company and received proceeds of approximately $3.4 million. The Committee, who was replaced during 2012, as plaintiff in this action by a litigation trustee (the "Litigation Trustee"), alleges that the shareholder payments were made in violation of various laws prohibiting actual fraudulent transfers. A fifth amended complaint filed on August 1, 2013 by the Litigation Trustee, alleges no misconduct by Value Fund or any member of the putative defendant class of public shareholders. The outcome of the proceedings (the "AFT Litigation") cannot be predicted at this time and no contingency has been recorded on the books of Value Fund.

Name of court in which proceedings were instituted: United States Bankruptcy Court for the District of Delaware. This proceeding was transferred by order of the United States Judicial Panel on Multidistrict Litigation to the United
States District Court for the Southern District of New York on April 5, 2012 and remains pending. A scheduling order was entered by the Court on April 25, 2014 related to a motion to dismiss the entire case contemplated by certain primary defendants. Briefing in connection with this potentially case dispositive motion is expected to be concluded by July 3, 2014.


Date instituted:  November 1, 2010.

Principal parties: Marc S. Kirschner, as Litigation Trustee for the Tribune Litigation Trust vs. FitzSimons et. al.
S.D.N.Y. Civil Case Number 1:12-cv-02652 (RJS).

2.In addition to the AFT Litigation, a second proceeding, commenced by certain holders of notes issued by Tribune Company, asserts litigation claims against Value Fund and other public shareholders of Tribune Company, seeking to recover payments made to Tribune Company shareholders in connection with the 2007 leveraged buyout of Tribune Company. The plaintiffs in this second action allege that the shareholder payments were made in violation of various laws prohibiting constructive fraudulent transfers. The complaint alleges no misconduct by Value Fund or any member of the putative defendant class. The outcome of the proceedings (the "Neise Litigation") cannot be predicted at this time and no contingency has been recorded on the books of Value Fund. On September 23, 2013, Judge Richard Sullivan issued a Memorandum and Order granting defendants' Omnibus Phase One Motion to Dismiss the state law fraudulent conveyance claims in the Neise Litigation on grounds that the automatic stay under
Section 362(a)(1) of the Bankruptcy Code precludes fraudulent conveyance actions by individual creditors (like the plaintiffs in the Neise Litigation) as long as the Litigation Trustee in AFT Litigation continues to assert his avoidance powers. During October, 2013, Judge Sullivan's decision was appealed by both plaintiffs and defendants to the U.S. Court of Appeals for the Second Circuit. Those appeals are now pending and as of the date of this disclosure, the briefing has been substantially completed though argument on the appeals has not yet occurred.


Name of court in which proceedings were instituted:  United
States District Court for the Southern District of New York.

Date instituted:  July 1, 2011

Principal parties:  William A. Niese, et al. v.
AllianceBernstein, L.P. et al., S.D.N.Y. Civil Case Number -
1:12-cv-04538.

3.A third proceeding, commenced by certain holders of notes issued by Tribune Company, initiated litigation against Value Fund and other public shareholders of Tribune Company, seeking to recover payments made to Tribune Company shareholders in connection with the 2007 leveraged buyout of Tribune Company. The plaintiffs allege that the shareholder payments were made in violation of various laws prohibiting constructive fraudulent transfers. The complaint alleges no misconduct by Value Fund or any member of the putative defendant class. The outcome of the proceedings (the "Deutsche Bank Litigation") cannot be predicted at this time and no contingency has been recorded on the books of Value Fund. On September 23, 2013, Judge Richard Sullivan issued a Memorandum and Order granting defendants' Omnibus Phase One Motion to Dismiss the state law fraudulent conveyance claims in the Deutsche Bank Litigation on grounds that the automatic stay under Section 362(a)(1) of the Bankruptcy Code precludes fraudulent conveyance actions by individual creditors (like the plaintiffs in the Deutsche Bank Litigation) as long as the Litigation Trustee in AFT Litigation continues to assert his avoidance powers. During October, 2013, Judge Sullivan's decision was appealed by both plaintiffs and defendants to the U.S. Court of Appeals for the Second Circuit. Those appeals are now pending and as of the date of this disclosure, briefing has been substantially completed though argument on the appeals has not yet occurred.


Name of court in which proceedings were instituted:  United
States District Court for the Southern District of New York.

Date instituted:  July 1, 2011

Principal parties:  Deutsche Bank Trust Company Americas, et al.
v. Abu Dhabi Investment Authority, et al. S.D.N.Y. Civil Case
Number - 1:12-cv-04522.